ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2015

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	79,494
Segregated cash		55,379
Receivables:		
Brokers and dealers		77,306
AB Mutual Funds for redemptions		52,927
Fees from AB Mutual Funds		14,114
Due from affiliates		15
Deferred sales commissions, net		81,092
Deferred taxes		7,166
Other assets		846
Total assets	$	368,339

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
AB Mutual Funds	$	137,850
Brokers and dealers		69,389
Accounts payable and accrued expenses		17,074
Due to affiliates		4,334
		228,647
Subordinated notes payable to AllianceBernstein Corporation of Delaware		12,000
Commitments and contingencies *(See Note 5)*		
Stockholder's equity:		
Common stock, par value $.10 per share;		
1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		92,928
Retained earnings		34,764
Total stockholder's equity		127,692
Total liabilities and stockholder's equity	$	368,339

The accompanying notes are an integral part of these financial statements.